

Mail Stop 4720

November 6, 2017

Gary Judd
Chairman and Chief Executive Officer
Sterling Bancorp, Inc.
One Towne Square, Suite 1900
Southfield, MI 48076

> **Re:** **Sterling Bancorp, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 31, 2017**
> **File No. 333-221016**

Dear Mr. Judd:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Consolidated Statements of Income, F-37

1. We note that certain line items changed in your audited Consolidated Statements of Income in 2015-2016. Please tell us, and revise your registration statement as appropriate, to discuss the nature of these changes. Also, please tell us how you considered ASC 250 if the changes were due to the correction of an error, change in accounting estimate, or change in accounting principle.

You may contact David Irving, Staff Accountant, at (202) 551-3321 or Marc Thomas, Staff Accountant, at (202) 551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin, Staff Attorney, at (202) 551-3552 or me at (202) 551-3338 with any other questions.

Sincerely,

/s/ Dietrich A. King

Dietrich A. King
Assistant Director
Office of Financial Services

cc: Thomas Lopp
       Jeffrey H. Kuras, Esq.